Registration No.  333-81379
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 357

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on June 30, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


                O'Shaughnessy Reasonable Runaways Growth
                           Portfolio, Series 4

                                 FT 357

FT 357 consists of a unit investment trust known as O'Shaughnessy Reasonable Runaways Growth Portfolio, Series 4 (the "Trust"). The Trust consists of a diversified portfolio of common stocks ("Securities") selected by applying a simple, straight-forward strategy that has generally outperformed the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"). The Trust seeks to provide above-average capital appreciation and dividend income.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


              The date of this prospectus is June 30, 1999

                     Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                            9
Portfolio                                               10
Risk Factors                                            10
Hypothetical Performance Information                    11
Portfolio Securities Descriptions                       13
Public Offering                                         16
Distribution of Units                                   18
The Sponsor's Profits                                   19
The Secondary Market                                    19
How We Purchase Units                                   19
Expenses and Charges                                    19
Tax Status                                              20
Retirement Plans                                        22
Rights of Unit Holders                                  22
Income and Capital Distributions                        22
Redeeming Your Units                                    23
Reinvesting in a New Trust                              25
Removing Securities from the Trust                      25
Amending or Terminating the Indenture                   26
Information on the Sponsor, Trustee and Evaluator       27
Other Information                                       28

                Summary of Essential Information

 O'Shaughnessy Reasonable Runaways Growth Portfolio, Series 4
                                 FT 357


 At the Opening of Business on the Initial Date of Deposit-June 30, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                              15,005
Fractional Undivided Interest in the Trust per Unit (1)                                                1/15,005
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)                                  $    9.900
     Maximum Sales Charge of 2.95% of the Public Offering Price
        per Unit (2.98% of the net amount invested, exclusive of
        the deferred sales charge) (3)                                                               $     .295
     Less Deferred Sales Charge per Unit                                                             $    (.195)
     Public Offering Price per Unit (4)                                                              $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                      $    9.705
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)                                         $    9.705
Cash CUSIP Number                                                                                    30264W 800
Reinvestment CUSIP Number                                                                            30264W 818
Security Code                                                                                             57057

First Settlement Date                           July 6, 1999
Rollover Notification Date                      September 1, 2000
Special Redemption and Liquidation Period       September 15, 2000 to September 29, 2000
Mandatory Termination Date (6)                  September 29, 2000
Income Distribution Record Date                 Fifteenth day of June and December, commencing December 15, 1999.
Income Distribution Date (7)                    Last day of June and December, commencing December 31, 1999.

______________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) Each Security, if listed on a securities exchange, is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accumulated dividends on the Securities.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

                          Fee Table


This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees, assuming that when the Trust terminates, the principal amount and distributions are rolled over into a New Trust, and you pay only the deferred sales charge.


                                                                                                              Amount
                                                                                                              per Unit
                                                                                                              ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)

Initial sales charge imposed on purchase                                                        1.00%(a)      $.100
Deferred sales charge                                                                           1.95%(b)       .195
                                                                                                ________      ________
Maximum sales charge                                                                            2.95%         $.295
                                                                                                ========      ========

Maximum sales charge imposed on reinvested dividends                                            1.95%(c)      $.195
                                                                                                ========      ========

Organization Costs
   (as a percentage of public offering price)

Estimated organization costs                                                                    .260%(d)      $.0260
                                                                                                ========      ========

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)

Portfolio supervision, bookkeeping, administrative and evaluation fees                          .080%         $.0080
Trustee's fee and other operating expenses                                                      .180%(e)       .0179
                                                                                                ________      ________
   Total                                                                                        .260%         $.0259
                                                                                                ========      ========

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:


1 Year            3 Years           5 Years           10 Years
__________        ___________       ___________       ___________
$347              $841              $1,114            $2,128


This example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

____________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge (2.95% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.195 per Unit). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.195 per Unit, which will be deducted in ten monthly installments of $.0195 per Unit beginning August 20, 1999 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through May 19, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 1.95% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing the Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Includes estimated per Unit costs associated with a license fee as described in "Expenses and Charges."

                  Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 357


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 357, comprised of the O'Shaughnessy Reasonable Runaways Growth Portfolio, Series 4, as of the opening of business on June 30, 1999. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on June 30, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 357, comprised of the O'Shaughnessy Reasonable Runaways Growth Portfolio, Series 4, at the opening of business on June 30, 1999 in conformity with generally accepted accounting principles.



                                        ERNST & YOUNG LLP


Chicago, Illinois
June 30, 1999

                      Statement of Net Assets

      O'Shaughnessy Reasonable Runaways Growth Portfolio, Series 4
                                 FT 357


 At the Opening of Business on the Initial Date of Deposit-June 30, 1999


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $148,546
Less liability for reimbursement to Sponsor for organization costs (3)                                       (390)
Less liability for deferred sales charge (4)                                                               (2,926)
                                                                                                         ________
Net assets                                                                                               $145,230
                                                                                                         ========
Units outstanding                                                                                          15,005

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $150,046
Less maximum sales charge (5)                                                                              (4,426)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (390)
                                                                                                         ________
Net assets                                                                                               $145,230
                                                                                                         ========
_____________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $200,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0260 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from the Trust ($.195 per Unit), payable to us in ten equal monthly installments beginning on August 20, 1999 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through May 19, 2000. If you redeem Units before May 19, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                      Schedule of Investments

      O'Shaughnessy Reasonable Runaways Growth Portfolio, Series 4
                                 FT 357


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 1999


Number                                                                              Percentage     Market      Cost of
of         Ticker Symbol and                                                        of Aggregate   Value per   Securities
Shares     Name of Issuer of Securities (1)                                         Offering Price Share       to Trust (2)
______    ____________________________________                                      ______________ _______     _________
 54       ADVP      Advance Paradigm, Inc.                                            2%           $54.625     $  2,950
 85       ALO       Alpharma Inc. (Class A)                                           2%            34.750        2,954
153       AFWY      American Freightways Corporation                                  2%            19.438        2,974
 66       AMES      Ames Department Stores, Inc.                                      2%            44.875        2,962
175       AHG       Apria Healthcare Group Inc.                                       2%            17.000        2,975
383       AGY       Argosy Gaming Company                                             2%             7.750        2,968
270       VOX       Audiovox Corporation (Class A)                                    2%            11.000        2,970
 92       BHE       Benchmark Electronics, Inc.                                       2%            32.438        2,984
417       BBA       The Bombay Company, Inc.                                          2%             7.125        2,971
 50       BGG       Briggs & Stratton Corporation                                     2%            59.563        2,978
 33       CC        Circuit City Stores-Circuit City Group                            2%            89.125        2,941
766       CORL      Corel Corporation (3)                                             2%             3.875        2,968
135       DTG       Dollar Thrifty Automotive Group, Inc.                             2%            22.000        2,970
147       DYN       Dynegy Inc.                                                       2%            20.188        2,968
424       ETV       e4L, Inc.                                                         2%             7.000        2,968
 37       ENE       Enron Corp.                                                       2%            81.188        3,004
 48       ESRX      Express Scripts, Inc. (Class A)                                   2%            61.250        2,940
 54       FDX       FDX Corporation                                                   2%            55.125        2,977
164       FTUS      Factory 2-U Stores Inc.                                           2%            18.125        2,972
136       FSH       Fisher Scientific International Inc.                              2%            21.875        2,975
106       FM        Foodmaker, Inc.                                                   2%            28.125        2,981
 61       GP        Georgia-Pacific Group                                             2%            48.938        2,985
 80       HDCO      Hadco Corporation                                                 2%            37.250        2,980
 86       HVT       Haverty Furniture Companies, Inc.                                 2%            34.625        2,978
196       ITX       The IT Group, Inc.                                                2%            15.188        2,977
117       IMN       Imation Corp.                                                     2%            25.438        2,976
244       INFS      In Focus Systems, Inc.                                            2%            12.188        2,974
152       INOC      Innotrac Corporation                                              2%            19.500        2,964
166       ITN       InterTAN, Inc. (3)                                                2%            17.938        2,978
 61       IBI       Intimate Brands, Inc.                                             2%            48.688        2,970
426       ISLE      Isle of Capri Casinos, Inc.                                       2%             6.969        2,969
 72       MNC       Monaco Coach Corporation                                          2%            41.313        2,974
127       NCX       NOVA Chemicals Corporation (3)                                    2%            23.438        2,977
331       NAVR      Navarre Corporation                                               2%             8.969        2,969
 59       NAV       Navistar International Corporation                                2%            49.938        2,946

                Schedule of Investments (cont'd.)

      O'Shaughnessy Reasonable Runaways Growth Portfolio, Series 4
                                 FT 357


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 1999


Number                                                                             Percentage     Market      Cost of
of        Ticker Symbol and                                                        of Aggregate   Value per   Securities
Shares    Name of Issuer of Securities (1)                                         Offering Price Share       to Trust (2)
______    ____________________________________                                     __________     ________    _________
 60       OTRKB     Oshkosh Truck Corporation                                        2%           $49.250     $  2,955
103       PKE       Park Electrochemical Corp.                                       2%            28.938        2,981
118       RARE      RARE Hospitality International, Inc.                             2%            25.156        2,968
102       RSC       REX Stores Corporation                                           2%            29.188        2,977
198       RSII      Reckson Services Industries, Inc.                                2%            15.000        2,970
 81       CHRW      C.H. Robinson Worldwide, Inc.                                    2%            36.625        2,967
 43       TSG       SABRE Group Holdings, Inc.                                       2%            69.750        2,999
119       POOL      SCP Pool Corporation                                             2%            25.000        2,975
 46       SFE       Safeguard Scientifics, Inc.                                      2%            64.813        2,981
 64       SFP       Salton, Inc.                                                     2%            46.063        2,948
212       SAH       Sonic Automotive, Inc.                                           2%            14.000        2,968
 91       SCOR      Syncor International Corporation                                 2%            32.750        2,980
104       SIND      Synthetic Industries, Inc.                                       2%            28.500        2,964
125       WGO       Winnebago Industries, Inc.                                       2%            23.813        2,977
203       WORK      Workflow Management, Inc.                                        2%            14.625        2,969
                                                                                   ______                     _________
                      Total Investments                                            100%                       $148,546
                                                                                   ======                     =========
_____________

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. We entered into purchase contracts for the Securities on June 30, 1999. The Trust has a Mandatory Termination Date of September 29, 2000.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the close of business on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to the Trust) are $149,026 and $480, respectively.

(3) This Security represents the common stock of a Canadian company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named the FT Series. We designate each of these investment company series, the FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trust.

This FT Series consists of a unit investment trust known as O'Shaughnessy Reasonable Runaways Growth Portfolio, Series 4.

Mandatory Termination Date.


The Trust will terminate on the Mandatory Termination Date, approximately 15 months from the date of this prospectus. This date is shown in "Summary of Essential Information." The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.


How We Created the Trust.

On the Initial Date of Deposit, we deposited the Securities (fully backed by an irrevocable letter of credit of a financial institution) with the Trustee. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units ("Units").

With the deposit of the contracts to buy the Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in the Trust's portfolio, as stated under "Schedule of Investments." After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the original percentage relationship established among the Securities on the Initial Date of Deposit, and not the actual percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the underlying Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust will pay brokerage fees to buy Securities. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be used to purchase additional securities. The Trust will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                        Portfolio

Objectives.

The objective of the Trust is to provide the potential for above average capital appreciation and dividend income through an investment in common stocks selected by applying a simple, straight-forward strategy that has generally outperformed the S&P 500 Index.

The Trust applies a strategy developed by O'Shaughnessy Capital
Management, Inc. James P. O'Shaughnessy, Chairman and CEO of
O'Shaughnessy Capital Management, Inc. and creator of the strategy, is the author of the best selling book What Works On Wall Street and is recognized as a leading expert in quantitative equity analysis.

The Trust consists of a portfolio of 50 common stocks selected by applying the following three-step process (the "Strategy") as of three business days prior to the date of this prospectus.

Step 1: We select all companies listed on the New York Stock Exchange ("NYSE"), American Stock Exchange and The Nasdaq Stock Market (excluding American Depositary Receipts and limited partnerships) that have a market capitalization (based on 1996 dollars) of at least $150 million.

Step 2: We screen for value by selecting those companies which have a market price-to-sales ratio of less than 1.0.

Step 3: To the companies identified in the above steps we screen for growth by identifying the 50 companies with the highest relative price strength over the last 12 months for the Trust.

By combining these screens we believe the Trust has the potential to outperform the S&P 500 Index over the life of the Trust.

There is, of course, no guarantee that the objective of the Trust will be achieved or that the Trust will outperform the S&P 500 Index. The S&P 500 Index is a market index of 500 companies considered to leaders of various industries which is compiled by and is the property of Standard & Poor's, a division of The McGraw-Hill Companies. The Trust is not sponsored, managed, sold or promoted by Standard & Poor's and Standard & Poor's has not participated in the creation of the Trust or in the selection of the Securities. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors

Price Volatility. The Trust invests in common stocks of U.S. and foreign companies. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Certain of the Securities in the Trust may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies. This is a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities or the industries represented by these issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trust. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities.

Foreign Stocks. Certain of the Securities are issued by foreign companies which makes the Trust subject to more risks than if it invested solely in domestic common stocks. Risks of foreign common stocks include losses due to future political and economic developments, foreign currency devaluations, restrictions on foreign investments and exchange of securities, inadequate financial information, and lack of liquidity of certain foreign markets.

                Hypothetical Performance
                       Information

The following table compares the actual performance of the S&P 500 Index and the hypothetical performance of the Strategy in each of the 45 years listed below (and as of the most recent calendar quarter), as of the business day prior to the beginning of each year.

These hypothetical returns should not be used to predict future performance of the Trust. Returns from the Trust will differ from the Strategy for several reasons, including the following:

- Total Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes.

- Strategy returns are for calendar years, while the Trust begins and ends on a different date.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in all stocks comprising the Strategy.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

You should note that the Trust is not designed to parallel movements in the S&P 500 Index, and it is not expected that it will do so. In fact, the Trust's Strategy underperformed the S&P 500 Index in certain years and we cannot guarantee that the Trust will outperform the S&P 500 Index over the life of the Trust or over consecutive rollover periods, if available.

            COMPARISON OF TOTAL RETURN (2)

             Hypothetical Strategy         Index
             Total Returns                 Total Returns
             _____________________         _____________
             Reasonable Runaways           S&P 500
Year         Strategy (1)                  Index (3)
____         ________________              _________
1954          60.74%                        51.23%
1955          32.85%                        30.96%
1956          24.25%                         6.45%
1957         -17.95%                       -10.47%
1958          67.07%                        42.44%
1959          31.95%                        11.79%
1960           3.48%                         0.34%
1961          52.53%                        26.81%
1962         -14.97%                        -8.59%
1963          27.46%                        22.65%
1964          26.93%                        16.41%
1965          56.61%                        12.45%
1966           7.48%                       -10.02%
1967          78.41%                        23.88%
1968          37.50%                        10.95%
1969         -27.81%                        -8.42%
1970          -4.17%                         4.10%
1971          38.22%                        14.19%
1972           4.03%                        18.89%
1973         -20.90%                       -14.57%
1974         -24.46%                       -26.33%
1975          45.67%                        36.84%
1976          34.87%                        23.64%
1977          23.80%                        -7.25%
1978          32.39%                         6.49%
1979          28.28%                        18.22%
1980          52.11%                        32.11%
1981          -6.00%                        -4.92%
1982          39.97%                        21.14%
1983          34.87%                        22.28%
1984          -8.52%                         6.22%
1985          46.15%                        31.77%
1986          21.46%                        18.31%
1987          -8.68%                         5.33%
1988          31.82%                        16.64%
1989          33.44%                        31.35%
1990          -7.21%                        -3.30%
1991          45.69%                        30.40%
1992          31.95%                         7.62%
1993          28.71%                         9.95%
1994         -13.67%                         1.34%
1995          28.30%                        37.22%
1996          27.06%                        22.82%
1997          14.99%                        33.21%
1998          18.80%                        28.57%
1999          -6.31%                         4.97%
(thru 3/31)

____________

(1) Strategy Stocks for any given period were selected by applying the Strategy on the business day prior to the beginning of each such period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first and last trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. In addition, Total Return assumes that all dividends are reinvested semi-annually.

(3) "S&P 500 Index" is a trademark of Standard & Poor's, a division of The McGraw-Hill Companies, Inc. The Trust is not sponsored, managed, sold or promoted by Standard & Poor's; and Standard & Poor's has not participated in the creation of the Trust nor in the selection of the Securities included in the Trust.

The following table shows the average annual return through December 31, 1998 in each of the indicated time periods for the Reasonable Runaways Strategy and S&P 500 Index:

                             Reasonable
               Year          Runaways         S&P 500
Period         Commencing    Strategy         Index
______         __________    __________       _______
45-year        1954          19.71%           12.98%
40-year        1959          18.55%           11.91%
35-year        1964          18.67%           12.22%
30-year        1969          15.54%           12.57%
25-year        1974          20.08%           14.81%
20-year        1979          20.23%           17.61%
15-year        1984          17.69%           17.79%
10-year        1989          19.40%           19.08%
 5-year        1994          13.97%           23.95%
 3-year        1996          20.18%           28.13%
 1-year        1998          18.80%           28.57%

            Portfolio Securities Descriptions


Advance Paradigm, Inc., headquartered in Irving, Texas, provides pharmacy benefit management and health benefit management services to health plan sponsors.



Alpharma Inc. (Class A), headquartered in Fort Lee, New Jersey, through divisions, develops, makes and sells specialty generic and proprietary human pharmaceuticals and animal health products.



American Freightways Corporation, headquartered in Harrison, Arkansas, operates as a scheduled common and contract carrier transporting primarily less-than-truckload shipments of general commodities, serving certain mid-Atlantic, midwestern, southeastern and southwestern states.



Ames Department Stores, Inc., headquartered in Rocky Hill, Connecticut, with subsidiaries, operates self-service, discount department stores under the "Ames" name in the Northeast, Middle Atlantic and Midwest regions and Washington, D.C.



Apria Healthcare Group Inc., headquartered in Costa Mesa, California, through subsidiaries, provides and manages integrated home care products and services throughout the United States, including home infusion, respiratory therapy, home medical equipment, nursing network management and women's healthcare services.



Argosy Gaming Company, headquartered in Alton, Illinois, operates riverboat casinos and related entertainment facilities in the midwestern and southern regions of the United States.



Audiovox Corporation (Class A), headquartered in Hauppauge, New York, designs and sells cellular telephones and accessories, automotive aftermarket sound and security equipment, and other automotive aftermarket accessories and other products in the United States, Canada and overseas. The company also operates retail outlets and licenses its trade name to others.



Benchmark Electronics, Inc., headquartered in Angleton, Texas, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.



The Bombay Company, Inc., headquartered in Fort Worth, Texas, markets classic and traditional furniture, prints and accessories through its retail stores in the United States and Canada.



Briggs & Stratton Corporation, headquartered in Wauwatosa, Wisconsin, designs, makes, markets and services air-cooled gasoline engines for the outdoor power equipment industry, including original equipment manufacturers worldwide.



Circuit City Stores-Circuit City Group, headquartered in Richmond, Virginia, is the nation's largest retailer of brand name consumer electronics products, including video and audio equipment, home office products, and major appliances, with stores located throughout the United States.



Corel Corporation, headquartered in Ottawa, Ontario, Canada, develops, sells and supports a variety of software packages for graphics, business, consumer productivity and communications applications; and develops products for the Webtop environment, such as Java, XML and HTML.



Dollar Thrifty Automotive Group, Inc., headquartered in Tulsa, Oklahoma, operates "Dollar" and "Thrifty" rental car systems in the United States and Canada.



Dynegy Inc., headquartered in Houston, Texas, through subsidiaries, markets natural gas, natural gas liquids, crude oil and electric power; and gathers, processes and transports natural gas through ownership and operation of natural gas processing plants, storage facilities and pipelines in North America and the United Kingdom.

e4L, Inc., headquartered in Encino, California, utilizes direct marketing infomercials and electronic commerce to sell consumer products in the United States and international markets.



Enron Corp., headquartered in Houston, Texas, gathers, transports and markets natural gas at wholesale; explores for and produces natural gas and crude oil; produces, purchases, transports and markets natural gas liquids, crude oil, and refined petroleum products; and develops, constructs and operates natural gas-fired power plants.



Express Scripts, Inc. (Class A), headquartered in Maryland Heights, Missouri, provides services to health benefit plan sponsors including pharmacy benefit, disease and medical information management; infusion therapy; and managed vision care programs.



FDX Corporation, headquartered in Memphis, Tennessee, through its primary operating subsidiary Federal Express Corp., provides a wide range of express services for the time-definite transportation of documents, packages and freight throughout the world using an extensive fleet of aircraft and vehicles and leading-edge information technologies.



Factory 2-U Stores Inc., headquartered in San Diego, California, operates off-price retail apparel and housewares stores operating under the names "Family Bargain Center" and "Factory 2-U" in the western United States.



Fisher Scientific International Inc., headquartered in Hampton, New Hampshire, provides scientific instruments, equipment, supplies, workstations and research chemicals to laboratories; diagnostic instruments, test materials and related products to healthcare diagnostic centers; and a comprehensive offering of teaching aids for science education.



Foodmaker, Inc., headquartered in San Diego, California, owns, operates and franchises "Jack In The Box" fast-food restaurants, located primarily in the western and southwestern United States.



Georgia-Pacific Group, headquartered in Atlanta, Georgia, is one of the world's leading manufacturers and distributors of pulp, paper and building products. The company's operating groups are: the Georgia-Pacific Group, which includes pulp, paper and building products, and The Timber Co., which manages timberland in North America.



Hadco Corporation, headquartered in Salem, New Hampshire, offers a wide array of sophisticated manufacturing, engineering and systems integration services to meet its customers' electronic interconnect needs. The company's principal products are complex multilayer rigid printed circuits and backplane assemblies.



Haverty Furniture Companies, Inc., headquartered in Atlanta, Georgia, sells a broad range of furniture and accessories primarily in the middle to upper-middle price ranges through showrooms in 13 southern and central states.



The IT Group, Inc., headquartered in Monroeville, Pennsylvania, provides a wide range of environmental management services and technologies including the assessment, engineering and remediation of situations involving hazardous materials and pollution prevention and minimization.



Imation Corp., headquartered in Oakdale, Minnesota, develops, makes and markets a wide variety of products and services worldwide for information processing, specializing in data storage and imaging applications.



In Focus Systems, Inc., headquartered in Wilsonville, Oregon, develops, makes and sells multimedia projection products and services to present video, audio, graphics and data from personal computers, workstations, VCRs and laser disc players. The company also provides creative presentation services to Fortune 500 and other companies.



Innotrac Corporation, headquartered in Norcross, Georgia, operates as a full-service provider of customized, technology-based marketing support services to large corporations, primarily in the telecommunications industry.




InterTAN, Inc., headquartered in Concord, Ontario, Canada, sells consumer electronics products and services through company-operated retail stores and dealer outlets in Canada, Australia and the United Kingdom; and operates cellular telecommunications stores on behalf of Rogers Cantel Inc.



Intimate Brands, Inc., headquartered in Columbus, Ohio, sells women's intimate apparel and related products under the "Victoria's Secret" name; personal care products under the "Bath and Body Works" name; and lingerie and sleepwear under the "Cacique" name. The company also designs, packages and sells cosmetics and other personal care items.

Isle of Capri Casinos, Inc., headquartered in Biloxi, Mississippi, operates dockside and riverboat casinos in Biloxi and Vicksburg, Mississippi and Bossier City and Lake Charles, Louisiana; Pompano Harness Track in Pompano Beach, Florida; and a cruise ship out of the Port of New Orleans.



Monaco Coach Corporation, headquartered in Coburg, Oregon, makes a line of premium motor coaches, bus conversions and towable recreational vehicles which are sold to independent dealers throughout the United States and Canada.



NOVA Chemicals Corporation, headquartered in Calgary, Alberta, Canada, operates as a commodity chemicals company, producing olefins/polyolefins and styrenics at facilities in the United States and Canada.



Navarre Corporation, headquartered in New Hope, Minnesota, distributes music, software and interactive CD-ROM products; and owns and operates a leading audio content provider on the Internet.



Navistar International Corporation, headquartered in Chicago, Illinois, makes and sells medium and heavy trucks (Class 5 through 8 diesel trucks) including school buses, mid-range diesel engines and service parts; and engages in the wholesale, retail and lease financing of new and used trucks.



Oshkosh Truck Corporation, headquartered in Oshkosh, Wisconsin, engineers, makes and markets a broad range of specialized trucks and proprietary parts under the "Oshkosh" trademark and a broad line of specialty fire trucks and fire apparatus under the "Pierce" trademark.



Park Electrochemical Corp., headquartered in Lake Success, New York, designs, makes and markets electronic circuitry products used in the production of sophisticated multilayer printed circuit boards; plumbing hardware products; and industrial adhesive tapes and films.



RARE Hospitality International, Inc., headquartered in Atlanta, Georgia, operates and franchises restaurants under the names "Longhorn Steaks," "Bugaboo Creek Steak Houses" and "The Capital Grille" restaurants, with other specialty restaurants, in numerous states and Washington, D.C.



REX Stores Corporation, headquartered in Dayton, Ohio, sells consumer electronic products, major household appliances and home office products through a chain of retail stores in numerous states.



Reckson Services Industries, Inc., headquartered in New York, New York, provides outsourced business services primarily to small- and medium-size businesses and the mobile workforces of larger corporations.



C.H. Robinson Worldwide, Inc., headquartered in Eden Prairie, Minnesota, provides multimodal transportation services and logistics solutions through a network of offices in numerous states and several other countries. The company also provides air, ocean and customs services.



SABRE Group Holdings, Inc., headquartered in Fort Worth, Texas, provides for the electronic distribution of travel solutions through "SABRE," its proprietary travel reservation and information system. The company also provides software development, product sales, transactions processing, consulting solutions and other services to the airline industry.



SCP Pool Corporation, headquartered in Covington, Louisiana, distributes swimming pool supplies and related products, through its service centers, to swimming pool remodelers and builders, independent retail stores and swimming pool repair and service companies.



Safeguard Scientifics, Inc., headquartered in Wayne, Pennsylvania, operates as an entrepreneurial concern focused on information technology markets that brings emerging companies to market through rights offerings to its shareholders.



Salton, Inc., headquartered in Mount Prospect, Illinois, designs and sells a broad range of kitchen and home appliances, personal and beauty care products, and decorative quartz wall and alarm clocks under the "Salton," "Breadman," "Juiceman," "Toastmaster," "White-Westinghouse," "Farberware" and other brand names.



Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, operates automotive dealership franchises, stand-alone used vehicle facilities and collision repair centers in the southeastern and southwestern regions of the United States.



Syncor International Corporation, headquartered in Woodland Hills, California, compounds, dispenses and distributes radiopharmaceuticals used for diagnostic imaging of physiological functions and organ systems; provides related radiopharmaceutical services; and sells and distributes nuclear and pharmacy equipment and accessories.

Synthetic Industries, Inc., headquartered in Chickamauga, Georgia, makes and sells polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The company's products include primary and secondary carpet backing, technical textiles and construction/civil engineering products.



Winnebago Industries, Inc., headquartered in Forest City, Iowa, makes motor homes which are sold through dealer organizations, primarily under the "Winnebago," "Itasca," "Rialta," "Vectra" and "Ultimate" names. The company also makes component parts and commercial vehicles; sells molded plastic docks; and provides floor plan and rental unit financing.



Workflow Management, Inc., headquartered in Palm Beach, Florida, operates as an integrated graphic arts company which provides a "one-stop shop" e-commerce solution for businesses to purchase office consumables via the Internet. The company's products are sold to businesses in the United States and Canada.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial up-front sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.


The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.


Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement

Account or any other qualified retirement plan).

Sales Charges.


The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.195 per Unit). The initial sales charge will vary from 1% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, ten monthly deferred sales charge payments of $.0195 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from August 20, 1999 through May 19, 2000. The maximum sales charge assessed during the initial offering period will be 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge).


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced, as follows:

                                  Your maximum
If you invest                     sales charge
(in thousands):*                  will be:
_______________________           _____________
$50 but less than $100            2.70%
$100 but less than $150           2.45%
$150 but less than $500           2.10%
$500 but less than $1,000         1.95%
$1,000 or more                    1.20%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. We will consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Except as noted in "Distribution of Units-Dealer Concessions," any reduced sales charge is the responsibility of the broker/dealer or other selling agent making the sale.


If you are purchasing Units with rollover proceeds from a previous series of the Trust, you will be subject only to the maximum deferred sales charge on such Units, but you will not be eligible to receive the reduced sales charges described in the above table.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units in the primary or secondary market at the Public Offering Price, less the concession we would typically allow such broker/dealer. See "Distribution of Units-Dealer Concessions."

Every investor will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) On the basis of current ask prices for comparable securities,

b) By appraising the value of the Securities on the ask side of the market, or

c) By any combination of the above.

The Evaluator will appraise the value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange ("NYSE"): New Year's Day, Martin Luther King, Jr.'s Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. We calculate the aggregate underlying value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Dealer Concessions.


Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 2.25% of the Public
Offering Price per Unit (.60% on purchases of $1 million or more). However, dealers and other selling agents will receive a concession or agency commission of $.13 per Unit on purchases by Rollover Unit holders. In addition, dealers and other selling agents will receive a maximum concession of up to $.10 per Unit on purchases resulting from the automatic reinvestment of income or capital distributions into additional Units.


We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units. However, the Glass-Steagall Act does allow certain agency transactions. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charges on Units sold by such persons during such programs. We make these payments out of our own assets, and not out of the Trust's assets. These programs will not change the price you pay for your Units or the amount that the Trust will receive from the Units sold.

Investment Comparisons.

From time to time we may compare the then current estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of the Trust, which are described more fully elsewhere in this prospectus, differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future relative performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of the Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). O'Shaughnessy Capital Management, Inc. will receive a structuring fee equal to $.02 per Unit for its role in selecting Securities for the Trust and a license fee equal to $.007 per Unit for the use of certain of their trademarks and trade names by the Trust. During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a maximum sales charge for the Trust) or redeemed will be a profit or loss to us. The secondary market Public Offering Price of Units may be more or less than the cost of those Units to us.

                  The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell Units or tender them for redemption before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor will purchase research services from O'Shaughnessy Capital Management, Inc. for a fee of $.002 per Unit sold.

The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.


In addition to the Trust's operating expenses and the fees set forth above, the Trust may also incur the following charges:


- A license fee payable by the Trust for the use of certain trademarks and trade names of O'Shaughnessy Capital Management, Inc.;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are now in place or planned as far as we know).

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell Securities to make cash available to pay these charges. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by the Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay the deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into the next series of the Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, you may request an In-Kind Distribution of Securities when you redeem your Units or at the Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a fractional share of a Security held by the Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.


Some distributions by the Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.


Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                    Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts,

- Keogh Plans,

- Pension funds, and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. If you request certificates representing the Units you ordered for purchase they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the Record Owner:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. The Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates.
You must surrender mutilated certificates to the Trustee for replacement.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

-  A summary of transactions in the Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

-  Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital, are credited to the Capital Account of the Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Capital Account from the sale of Securities designated to meet redemptions of Units, to pay the deferred sales charge or to pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of the Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.

We anticipate that the deferred sales charge will be collected from the Capital Account of the Trust and that there will be enough money in the Capital Account to cover these costs. If there is not enough money in the Capital Account to pay the deferred sales charge, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the deferred sales charge.

The Trustee is required by the Internal Revenue Service ("IRS") to withhold a certain percentage of any distribution the Trust makes and deliver such amount to the IRS if the Trustee does not have your TIN. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. Normally, the selling broker gives your TIN to the Trustee. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If not, you should provide it to the Trustee as soon as possible.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the disposition of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for any state and local taxes and any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. You will have to pay any remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust.

If you are tendering 1,000 Units or more for redemption, rather than receiving cash you may elect to receive a distribution of shares of Securities (an "In-Kind Distribution") in an amount and value equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If there is not enough money in the Capital Account to pay the required cash distribution, the Trustee may have to sell Securities.

The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your TIN. For more information about this withholding, see "Income and Capital Distributions." If the Trustee does not have your TIN, you must provide it at the time of the redemption request.

The Trustee may sell Securities in the Trust to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

The aggregate underlying value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the secondary market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

               Reinvesting in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential and dividend income for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into the New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of the New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining deferred sales charge on such units (currently expected to be $.195 per unit).

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in the New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in the New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distributions to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses. In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Securities in the Trust may be changed. To get the best price for the Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, termination of the Trust prior to the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holder's participating as Rollover Unit holders, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of the Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of the Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option for eligible Unit holders you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of the Trust, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to the Sponsor and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, and its principal executive office is located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

- Terminate the Indenture and liquidate the Trust, or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trust's statement of net assets, including the schedule of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trust's statement of net assets, including the schedule of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trust.

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Page 31


                    FIRST TRUST (registered trademark)

      O'Shaughnessy Reasonable Runaways Growth Portfolio, Series 4
                                 FT 357

                                Sponsor:

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        THE CHASE MANHATTAN BANK
                       4 New York Plaza, 6th floor
                    New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                           ________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.

                           ________________

     This prospectus contains information relating to O'Shaughnessy Reasonable Runaways Growth Portfolio, Series 4, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:


Securities Act of 1933 (file no. 333-81379) and


Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov


                              June 30, 1999


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 357 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated June 30, 1999. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Page 1



                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                               S-1
                           SIGNATURES

     The Registrant, FT 357, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; and FT 286 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 357, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on June 30, 1999.

                              FT 357

                              By  NIKE SECURITIES L.P.
                                        Depositor




                              By  Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )  June 30, 1999
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )  Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated June 30, 1999 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-81379) and related Prospectus of FT 357.



                                               ERNST & YOUNG LLP


Chicago, Illinois
June 30, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 357 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

                               S-6